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                                                                     Exhibit 20

                         HCA - THE HEALTHCARE COMPANY
                               NEW NAME UNVEILED
                 Columbia/HCA Returns To Heritage With New Name

NASHVILLE, TENN., MAY 25, 2000--Columbia/HCA Healthcare Corporation announced that the company is officially changing its name today to HCA - The Healthcare Company.

         In a move designed to build on recent changes in the company, the new name reflects a return to the values that are the foundation of the current company. Putting patients first, focusing on local hospitals, and creating a mission and values statement based on input from across the company are all hallmarks of the culture the company has been re-creating since 1997.

         "Returning the company's name to HCA is an affirmation of the culture and values of our more than 168,000 employees," said Thomas F. Frist, Jr., M.D., Chairman and Chief Executive Officer of HCA. "We have restructured this company based on the principles on which the company was originally founded and our name reflects that change."

         The name change is a significant event for the company, but is not expected to have any impact on local hospitals, which will continue to use their existing names and identities. As part of the change, the company's ticker symbol on the New York Stock Exchange will change to "HCA" effective May 30, 2000. In addition, various forms and documents used by the company will change along with letterhead and related products, but local hospitals will continue to use their existing logos.

         "Healthcare is delivered locally, and should be focused locally," Frist said. "We have great hospitals and surgery centers that are tremendous assets to their communities. Who we truly are as a company is local facilities like Summit Medical Center in Nashville; Wesley Medical Center of Wichita; JFK Medical Center in South Florida; Medical City Dallas Hospital; Trident Medical Center in Charleston, South Carolina and Swedish Medical Center in Denver."

         Also today, the company announced that the Board of Directors has declared a regular quarterly dividend of $.02 per share, payable September 1, 2000 to stockholders of record as of August 1, 2000.